Exhibit d.2.a

Execution Copy

FIRST AMENDMENT

TO SUBADVISORY AGREEMENT

THIS AMENDMENT effective as of the 1st day of January, 2014 amends that certain Subadvisory Agreement effective June 17, 2011 (the “Agreement”) among Virtus Variable Insurance Trust (the “Fund”), an open-end investment company of the series type registered under the Investment Company Act of 1940 (the “Act”) on behalf of its series Virtus Multi-Sector Fixed Income Series and Virtus Strategic Allocation Series (the “Series”), Virtus Investment Advisers, Inc., a Massachusetts corporation (the “Adviser”) and Newfleet Asset Management, LLC, a Delaware limited liability company (the “Subadviser”) as follows:

1.	The subadvisory fee for each Series is hereby set forth on Schedule C to the Agreement, Schedule C is hereby deleted and Schedule C attached hereto is substituted in its place to reflect such addition.

2.	Except as expressly amended hereby, all provisions of the Agreement shall remain in full force and effect and are unchanged in all other respects. All initial capitalized terms used but not defined herein shall have such meanings as ascribed thereto in the Agreement.

3.	This Agreement may be executed in any number of counterparts (including executed counterparts delivered and exchanged by facsimile transmission) with the same effect as if all signing parties had originally signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Agreement to be executed by their duly authorized officers.

VIRTUS VARIABLE INSURANCE TRUST

By:	/s/ W. Patrick Bradley
Name: W. Patrick Bradley
Title: Senior Vice President, Chief Financial Officer & Treasurer

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

ACCEPTED:

NEWFLEET ASSET MANAGEMENT, LLC

By:	/s/ George R. Aylward
Name: George R. Aylward
Title: Chief Executive Officer

SCHEDULE C

(a)         For services provided to the Fund, the Adviser will pay to the Subadviser a fee, payable monthly in arrears, at the annual rate stated below. The fee shall be prorated for any month during which this Agreement is in effect for only a portion of the month. In computing the fee to be paid to the Subadviser, the net asset value of each Designated Series shall be valued as set forth in the then current registration statement of the Fund.

(b)

Name of Series	Proposed Subadvisory Fee to be Paid by VIA
Virtus Multi-Sector Fixed Income Series	50% of the net advisory fee
Virtus Strategic Allocation Series	50% of the net advisory fee

For this purpose, the “net advisory fee” means the advisory fee paid to the Adviser after accounting for any applicable fee waiver and/or expense limitation agreement, which shall not include reimbursement of the Adviser for any expenses or recapture of prior waivers.  In the event that the Adviser waives its entire fee and also assumes expenses of the Fund pursuant to an applicable expense limitation agreement, the Subadviser will similarly waive its entire fee and will share in the expense assumption by contributing 50% of the assumed amount.  However, because the Subadviser shares the fee waiver and/or expense assumption equally with the Adviser, if during the term of this Agreement the Adviser later recaptures some or all of the fees so waived or expenses so assumed by the Adviser and the Subadviser together, the Adviser shall pay to the Subadviser 50% of the amount recaptured.